Exhibit (d)(7)

CONFIDENTIAL

STANDSTILL AGREEMENT

This Standstill Agreement (this “Agreement”) is made and entered into as of May 19, 2021, by and between Iconix Brand Group, Inc. (the “Company”), on the one hand, and Lancer Capital LLC (“Lancer” and, together with the Company, the “Parties”), on the other hand.

RECITALS

WHEREAS, the Company and Lancer are in discussions regarding a potential consensual transaction, pursuant to which Lancer or certain of its affiliates or associates (collectively, the “Lancer Entities”) may acquire the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of the Company (the “Potential Acquisition”);

WHEREAS, the Parties intend that the Potential Acquisition, if it ultimately occurs, not be subject to the restrictions under Section 203 of the General Corporation Law of the State of Delaware (“Section 203”) applicable to a “business combination” with an “interested stockholder” (each such term, as used in this Agreement, shall have the meaning given to it in Section 203);

WHEREAS, in connection with evaluating, supporting, developing, or making the Potential Acquisition, Lancer may desire to enter into discussions, agreements, arrangements, and/or understandings regarding the Potential Acquisition with (i) Allianz Global Investors U.S. Holdings LLC and its affiliates (collectively, “Allianz”), Mudrick Capital Management, L.P. and its affiliates (collectively, “Mudrick” and together with Allianz, collectively, the “Noteholders”), as holders of Common Stock and as holders of the Company’s outstanding 5.75% Convertible Notes due 2023, and (ii) certain other holders of Common Stock (collectively, “Other Company Stockholders” and together with the Noteholders, collectively, the “Company Investors”); and

WHEREAS, in the interests of preserving the ability of the Company to enter into the Potential Acquisition if it ultimately is determined by the Board of Directors of the Company (the “Board”) that doing so would be in the best interests of the Company and its stockholders, the Board has determined that it is in the best interests of the Company and its stockholders that, solely for purposes of assuring that the restrictions on business combinations set forth in Section 203 not apply to the Potential Acquisition, the Board approve in advance Lancer holding discussions with, and entering into agreements, arrangements, and/or understandings regarding the Potential Acquisition with, the Company and the Company Investors, provided such discussions and agreements, arrangements or understandings relate solely to and are in furtherance of the Potential Acquisition and either (1) are on a confidential basis and such any discussions, agreements, arrangements and understandings are specifically approved in advance by the Board or (2) occur following the public announcement that the Company and Lancer have entered into a definitive agreement for the Potential Acquisition.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.	Representations of the Parties.

(a) The Company represents and warrants to Lancer that (i) this Agreement has been duly authorized by all necessary corporate action of the Company, (ii) this Agreement is a valid and binding agreement of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies, and (iii) contingent upon the execution and delivery of this Agreement by Lancer, the Board has taken all action necessary to grant a limited waiver of Section 203 to the Lancer Entities so as to render inapplicable to the Lancer Entities and the Potential Acquisition the restrictions on “business combinations” set forth in Section 203 solely as a result of the holding of discussions or the entry into agreements, arrangements, and/or understandings between Lancer and the Company or the Company Investors in connection with or in furtherance of the Potential Acquisition, provided that that any such discussions, agreements, arrangements or understandings relate solely to and are in furtherance of the Potential Acquisition, and either (1) are on a confidential basis and such any discussions, agreements, arrangements and understandings are specifically approved in advance by the Board or (2) occur following the public announcement that the Company and Lancer have entered into a definitive agreement with respect to the Potential Acquisition (the “Waiver”); provided, however, that such Waiver shall be applicable only during the Standstill Period, and shall expire upon the expiration of the Standstill Period unless a definitive agreement for the Potential Acquisition has been entered into prior to or is entered into simultaneously with the expiration of the Standstill Period. The Company acknowledges and agrees that the Board has consented to Lancer holding discussions and entering into agreements, arrangements, and/or understandings with Allianz relating solely to, and in furtherance of, the Potential Acquisition.

(b) Lancer hereby represents and warrants to the Company that (i) this Agreement has been duly authorized by all necessary limited liability company action, of each of Lancer, (ii) the Agreement is a valid and binding agreement of each Lancer Entity, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies, and (iii) at all times for the past three (3) years, the Lancer Entities, in the aggregate, have not owned, directly or indirectly, 15% or more of the Common Stock.

2.	Standstill Provisions.

(a) The standstill period (the “Standstill Period”) begins on the date of this Agreement and shall extend until the earlier to occur of: (1) the date that is six (6) months from the date hereof, (2) the entering of a definitive agreement for the Potential Acquisition, (3) the date of public announcement by the Company that it has entered into a definitive agreement for a competing transaction with any person, and (4) the tenth business day following the commencement of a tender or exchange offer by any person (other than the Lancer Entities) for securities of the Company the consummation of which would constitute a competing transaction, if the Board fails to recommend against its shareholders accepting such offer. Lancer agrees, on behalf of itself and the Lancer Entities, that during the Standstill Period, unless specifically invited to do so by the Board or consented to under the terms of the Waiver, Lancer shall not, and shall cause each other Lancer Entity not to, directly or indirectly, in any manner, alone or in concert with others:

(i)	acquire, offer, seek or agree to acquire, by purchase or otherwise, or direct others in the acquisition of, any securities issued by the Company or any of its subsidiaries (including, for the avoidance of doubt, outstanding 5.75% Convertible Notes due 2023), securities convertible into or exchangeable for securities issued by the Company or any of its subsidiaries, rights or options to acquire any securities issued by the Company or any of its subsidiaries or securities convertible into or exchangeable for securities issued by the Company or any its subsidiaries, or any assets of the Company or any of its subsidiaries;

(ii)	engage in any swap or hedging transactions or other derivative agreements of any nature with respect to securities issued by the Company or any of its subsidiaries or securities convertible into or exchangeable for securities issued by the Company or any of its subsidiaries that are settled by delivery of securities or assets of the Company or any of its subsidiaries;

(iii)	engage in any short sale or purchase of any derivative security that derives any significant part of its value from a decline in the market price or value of any securities of the Company or any of its subsidiaries, or enter into any hedging transaction with similar effect;

(iv)	publicly propose, recommend or seek to effect (1) any tender or exchange offer for the Company’s or any of its subsidiaries’ securities or any merger, consolidation, business combination, recapitalization, restructuring, extraordinary dividend, significant share repurchase, issuance of the Company’s or any of its subsidiaries’ then-outstanding equity or similar transactions involving the Company or any of its subsidiaries or (2) any acquisition, sale or disposition of a business or assets representing ten percent (10%) or more of the fair market value of the consolidated assets of the Company and its subsidiaries, the market capitalization of the Company or of the Company’s and its subsidiaries’ consolidated revenues for the most recent twelve (12) month period;

(v)	make a stockholder proposal or seek any form of proxy with respect to the removal, election or appointment of any person to, or representation of any person on, the Board, or becoming a participant with a third party in any solicitation of any such proxies (including a “withhold” or similar campaign) or making statements regarding how any Lancer Entity intends to vote with respect to a proposal being voted on by stockholders, or instructing or recommending to other stockholders how to vote with respect to a proposal being voted on by stockholders;

(vi)	deposit Common Stock in a voting trust or similar arrangement with any person other than a Lancer Entity;

(vii)	publicly seek representation on the Board or the removal of any member of the Board or encourage any person to submit nominees in furtherance of a contested election;

(viii)	form, join or participate in any “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated hereunder) with respect to the beneficial ownership of securities of the Company or any of its subsidiaries;

(ix)	make any public disclosure regarding, or act alone or in concert with others, to seek to control or influence the Board, the Company, its management or policies, any of its securities or assets or any of its businesses or strategy that, in each case, would be inconsistent with the other provisions of this Agreement;

(x)	make any request for a stockholder list of materials or any other books and records of the Company under Section 220 of the General Corporation Law of the State of Delaware or otherwise;

(xi)	publicly request that the Company amend, waive, or consider the amendment or waiver of, any provision set forth in this Section 2;

(xii)	take any action that could reasonably be expected to require the Company to make a public announcement of any of the foregoing; or

(xiii)	enter into any negotiations, arrangements, discussions, agreements or understandings with others (whether written or oral) to take any action with respect to any of the foregoing, or knowingly advise, facilitate, finance (through equity, debt or otherwise), assist, solicit, encourage or seek to persuade any other person or entity to take any action inconsistent with any of the foregoing.

For purposes of this Section 2, the term “competing transaction” means: (i) a merger or consolidation, or any other transaction, involving any person in which, following consummation of such transaction, the persons or entities who, immediately before such transaction, had beneficial ownership of the voting power of such person do not continue to beneficially own more than 50% of the voting power of such person or the combined or parent entity or do not have the ability to elect a majority of the directors of such person or combined or parent entity immediately following such transaction, (ii) the purchase or other acquisition of all or substantially all of the assets of such person and its subsidiaries, taken as a whole (including the acquisition of an interest in affiliates of such person), or (iii) the purchase or other acquisition of beneficial ownership of securities representing 35% or more of the voting power of such person by another person or group.

Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit the right of the Lancer Entities at any time to confidentially make one or more proposals to the CEO, board of directors or financial advisors of the Company relating to the Potential Acquisition.

3.	Confidentiality.

Reference is hereby made to that certain letter agreement, dated December 18, 2020, as amended, by and between the Company and Lancer (as successor in interest to Holleder Capital LLC) (the “Exclusivity Letter”). The Parties agree that the existence of this Agreement and all terms of and provisions in this Agreement shall be treated as confidential and remain confidential in accordance with the terms of the Exclusivity Letter and the Confidentiality Agreements (as defined in the Exclusivity Letter) until the termination of all confidentiality obligations under the Exclusivity Letter and the Confidentiality Agreements.

4.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (iii) upon transmission, when sent by email (provided that no “bounce back” or similar message of non-delivery is received with respect thereto); or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses, emails and facsimile numbers for such communications shall be:

If to the Company:

Iconix Brand Group, Inc.

1450 Broadway, 3rd Floor

New York, NY 10018

Email: [__]

With a copy (which shall not constitute notice) to:

Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036

Attention: Naz Zilkha

Email: nzilkha@dechert.com

If to Lancer:

Lancer Capital LLC

777 South Flagler Drive, Suite 800, West Tower

West Palm Beach, Florida 33401

Email: a.g@mac.com

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

Attention: Robert M. Katz

Email: robert.katz@lw.com

With a copy (which shall not constitute notice) to:

Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester, New York 14604

Attention: Christopher R. Rodi

Email: crodi@woodsoviatt.com

5.	Governing Law; Jurisdiction; Waiver of Jury Trial; Specific Performance; Mutual Intent.

(a) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would require the application of the substantive laws of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the federal or state courts located in Wilmington, Delaware. Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties further agrees that service of any process, summons, notice or document by registered mail to the respective addresses set forth in Section 4 hereof shall be effective service of process for any action relating to this Agreement brought against any such Party in any such court. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH, THIS AGREEMENT.

(b) Each of the Parties acknowledges that the rights of each Party hereunder are unique and recognize and affirm that in the event of a breach of this Agreement by either Party, money damages may be inadequate and the non-breaching Party would be irreparably damaged and may have no adequate remedy at law. Accordingly, the Parties agree that such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor at law or in equity, to enforce its rights and the other Party’s obligations hereunder not only by an action, suit or proceeding for damages but also by an action, suit or proceeding for specific performance, temporary, preliminary, and permanent injunctive or other equitable relief to prevent breaches or threatened breaches of any of the provisions hereof, without posting any bond or other undertaking.

(c) Each of the Parties is a sophisticated person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. The Parties have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the Parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any person.

6.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile). For the avoidance of doubt, neither Party shall be bound by any contractual obligation to the other Party (including by means of any oral agreement) until all counterparts to this Agreement have been duly executed by each of the Parties and delivered to the other Party (including by means of electronic delivery).

7.	Entire Agreement; Amendment and Waiver; Successors and Assigns.

This Agreement, together with the Exclusivity Letter and the Confidentiality Agreements, contains the entire understanding of the Parties with respect to its subject matter. The Parties agree that the standstill obligation set forth in Section 7 of the Nondisclosure and Restrictive Covenant Agreement, dated as of December 15, 2020 (such standstill obligation, the “Original Standstill” and such agreement, the “NDA”), shall terminate on the earlier of (i) the expiration of the Restricted Period (as defined in the NDA) and (ii) the expiration of the Standstill Period, and shall have no further force and effect. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Parties. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. Except as set forth in the preceding sentence, this Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. No Party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Party.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

CONIX BRAND GROUP, INC.

By:
Name: Robert Galvin
Title: CEO

LANCER CAPITAL LLC

By:
Name: Avram Glazer
Title: Member

[Signature Page to Standstill Agreement]